SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Union Pacific Corporation
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                                (Name of Issuer)

                          Common Stock, $2.50 par value
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                         (Title of Class of Securities)

                                    907818108
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                                 (CUSIP Number)

Cannon Y. Harvey                                 Thomas A. Richardson, Esq.
The Anschutz Corporation                         Holme Roberts & Owen LLP
555 Seventeenth Street, Suite 2400               1700 Lincoln Street, Suite 4100
Denver, CO 80202                                 Denver, CO 80203
(303) 298-1000                                   (303) 861-7000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 September 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 907818108
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Anschutz Corporation
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]
                                                                    (b)  [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

         N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                Kansas
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NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                          12,495,274
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                      12,495,274
                                            ------------------------------------

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           12,495,274

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.05%

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14       TYPE OF REPORTING PERSON

         CO
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                                       2

CUSIP Number: 907818108
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Anschutz Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                          12,495,274
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                      12,495,274
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,495,274

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.05%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
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                                       3

CUSIP Number: 907818108
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Philip F. Anschutz
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)  [X]
                                                               (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

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4        SOURCE OF FUNDS

         N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [  ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

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NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                     1,785
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                          12,495,274
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                           1,785
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                      12,495,274
                                              ----------------------------------

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,497,059
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.05%
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14       TYPE OF REPORTING PERSON

         IN
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                                       4

This Amendment No. 1 to the Schedule 13D filed on September 19, 1996, by The Anschutz Corporation ("TAC"), Anschutz Company ("AC") and Philip F. Anschutz ("Anschutz"), relates to shares of Common Stock, $2.50 par value per share, of Union Pacific Corporation (the "Company") ("Common Stock") and amends Items 2, 4, and 5 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the
Schedule 13D.


ITEM 2.  IDENTITY AND BACKGROUND

The information previously furnished in response to this Item is amended to read as follows:

This statement is filed on behalf of The Anschutz Corporation ("TAC"), a Kansas corporation, Anschutz Company ("AC"), a Delaware corporation, and Philip F. Anschutz ("Anschutz"). Anschutz owns 100% of the outstanding common stock of AC, and AC owns 100% of the outstanding common stock of TAC. Anschutz may be deemed to control AC and TAC.

TAC, AC, and their affiliated companies are principally engaged in exploration and development of natural resources, real estate development, telecommunications, and professional sports.

The name, business or residence address, and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of TAC, AC, Anschutz, and each executive officer and director of TAC and AC are set forth below. Each individual listed below is a citizen of the United States of America.


Filing Persons and
Executive Officers
and Directors of      Present Principal Occupation or    Business or Residence
TAC and AC            Employment                         Address
--------------------- ---------------------------------- -----------------------
TAC                   N/A                                555 Seventeenth Street
                                                         Suite 2400
                                                         Denver, CO 80202
AC                    N/A                                555 Seventeenth Street
                                                         Suite 2400
                                                         Denver, CO 80202


Filing Persons and
Anschutz                     TAC: Chairman, Chief Executive                    555 Seventeenth Street
                             Officer, and Director                             Suite 2400
                             AC: Chairman, Chief Executive Officer,            Denver, CO 80202
                             and Director
Harvey, Cannon Y.            TAC: President, Chief Operating                   555 Seventeenth Street
                             Officer, and Director                             Suite 2400
                             AC: President, Chief Operating Officer,           Denver, CO 80202
                             and Director
Kundert, Thomas G.           TAC: Treasurer and Assistant Secretary            555 Seventeenth Street
                             AC: Treasurer and Assistant Secretary             Suite 2400
                                                                               Denver, CO 80202
Polson, Douglas L.           TAC: Vice President, Assistant                    555 Seventeenth Street
                             Secretary, and Director                           Suite 2400
                             AC: Vice President, Assistant Secretary,          Denver, CO 80202
                             and Director
Williams, Miles A.           TAC: Executive Vice President and                 555 Seventeenth Street
                             Director                                          Suite 2400
                             AC: Executive Vice President and                  Denver, CO 80202
                             Director
Wood, Lynn T.                TAC: Secretary                                    555 Seventeenth Street
                             AC: Secretary                                     Suite 2400
                                                                               Denver, CO 80202

During the past five years, none of TAC, AC, Anschutz, or any executive officer or director of TAC and AC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or had been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION

The information previously furnished in response to this Item is amended to add the following:

On September 26, 1996, Anschutz acquired 1,200 shares of Common Stock and, on October 15, 1996, Anschutz acquired an additional 585 shares of Common Stock, as grants under a stock plan for non-employee directors of the Company. The purpose of the transactions was for Anschutz to acquire additional securities of the Company and for the Company to compensate Anschutz for his services to the Company as a director.

On May 27, 1997, TAC gifted 384,000 shares of Common Stock to a charitable organization. The purpose of this transaction was to support the charitable organization.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The information previously furnished in response to this Item is amended to read as follows:

As of the date hereof, TAC may be deemed to be the direct beneficial owner and Anschutz and AC may be deemed to be indirect beneficial owners of 12,495,274 shares of Common Stock. Anschutz may be deemed to be the direct beneficial owner of 1,785 shares of Common Stock.

Based upon the number of shares of Common Stock that were issued and outstanding on January 22, 1999, the 12,497,059 shares of Common Stock owned in the aggregate by Anschutz, AC, and TAC are equal to approximately 5.05% of the number of shares of Common Stock then outstanding.

Anschutz has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,785 shares of Common Stock. Anschutz, AC, and TAC have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 12,495,274 shares of Common Stock.

Since September 1998, Anschutz has not had, directly or indirectly, sole or shared voting or investment power related to any shares of Common Stock owned by Anschutz Foundation.

All transactions in Common Stock effected by Anschutz, AC, and TAC since the filing of the Schedule 13D are described in Item 4 above.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





THE ANSCHUTZ CORPORATION

By:      Philip F. Anschutz
         Chairman



         By:  /s/ THOMAS A. RICHARDSON                    March 3, 1999
              ------------------------                    -------------
              Thomas A. Richardson**                      Date
              Attorney-in-fact





** Philip F. Anschutz executed a power of attorney that authorizes Thomas A. Richardson to sign this Amendment No. 1 to the Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company and The Anschutz Corporation. A copy of the power of attorney was previously filed with the Securities and Exchange Commission as an Exhibit to a Form 4 filed on November 9, 1998, and is hereby incorporated by reference into this Amendment No. 1 to the Schedule 13D.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





ANSCHUTZ COMPANY

By:      Philip F. Anschutz
         Chairman

         By:  /s/ THOMAS A. RICHARDSON                    March 3, 1999
              ------------------------                    -------------
              Thomas A. Richardson**                      Date
              Attorney-in-fact





** Philip F. Anschutz executed a power of attorney that authorizes Thomas A. Richardson to sign this Amendment No. 1 to the Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company and The Anschutz Corporation. A copy of the power of attorney was previously filed with the Securities and Exchange Commission as an Exhibit to a Form 4 filed on November 9, 1998, and is hereby incorporated by reference into this Amendment No. 1 to the Schedule 13D.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






PHILIP F. ANSCHUTZ


By:  /s/ THOMAS A. RICHARDSON                    March 3, 1999
     ------------------------                    -------------
     Thomas A. Richardson**                      Date
     Attorney-in-fact





** Philip F. Anschutz executed a power of attorney that authorizes Thomas A. Richardson to sign this Amendment No. 1 to the Schedule 13D on his behalf as an individual and on his behalf as Chairman of Anschutz Company and The Anschutz Corporation. A copy of the power of attorney was previously filed with the Securities and Exchange Commission as an Exhibit to a Form 4 filed on November 9, 1998, and is hereby incorporated by reference into this Amendment No. 1 to the Schedule 13D.


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